U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q  ☐ Form 10D

☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

IceWEB, Inc.
Full Name of Registrant

Former Name if Applicable

324 E 11th, Suite 2425
Address of Principal Executive Office (Street and Number)

Kansas City, MO 64106
City, State and Zip Code

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company’s annual report on Form 10-K for the year ended September 30, 2013 cannot be filed within the prescribed time period for the following reasons:

1.)

the Company and its independent registered public accounting firm are still in the process of completing their work required in order for the Company’s independent registered public accounting firm to render its opinion on the Company’s consolidated financial statements.

The Company continues to dedicate significant resources to the audit of the financial statements and the preparation and analysis of its reporting requirements for its September 30, 2013 annual report on Form 10-K for its September 30, 2013 consolidated financial statements. The Company currently anticipates filing its September 30, 2013 annual report on Form 10-K and its related XBRL documents on or before the extended deadline of January 14, 2014.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark B. Lucky (Name)	(571) (Area Code)	287-2388 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes   ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IceWEB, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 27, 2013	By:	/s/ Mark B. Lucky
Mark B. Lucky
Chief Financial Officer